Shareholder Meeting (Unaudited)

October 31, 2002


On December 27, 2001 a Special Meeting of the shareholders of the Gartmore Global Leaders Fund (the "Fund") was held. The purpose of the meeting was to amend the fundamental investment policy of the Fund regarding diversification to change the Fund from a diversified to a non-diversified fund. The vote tabulations relating to this matter are as follows:

For	500,712

Against  - 0

Abstain - 0